Brownstone Resources Inc.

1 Yonge St., Suite 1801

Toronto, Ontario

M5E 1W7

November 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Re: Brownstone Resources Inc.

       Registration Statement on Form 10-12G

       Filed October 7, 2009-11-30

       File number 000-53798

Ladies and Gentlemen:

Brownstone Resources Inc. the registrant hereby applies under SEC Rule 477 to withdraw from registration the above-referenced registration statement.

Please let me know if you have any questions.

Very truly yours,

/s/ Ken Lamb

Ken Lamb

President